                                                   United States
                                        Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
               For the Quarterly Period Ending September 30, 2001

                            National Fuel Gas Company
                      (Name of Registered Holding Company)

                               10 Lafayette Square
                             Buffalo, New York 14203
                      (Name of Principal Executive Officer)

            Inquiries concerning this Form U-9C-3 may be directed to:
                                James R. Peterson
                               Assistant Secretary
                            National Fuel Gas Company
                                   Suite 1500
                               10 Lafayette Square
                             Buffalo, New York 14203
                                 (716) 857-7702

                                            Item 1 - Organization Chart

Name of Reporting Co.       Energy or Gas   Date of        State of       Percentage of         Nature of  Business
                            Related         Organization   Organization   Voting Securities
                                                                          Held

National Fuel Gas Company   Holding         1902           New Jersey     Holds all voting      The Company is an integrated
                                                                          securities of         natural gas operation engaged in
                                                                          the reporting         owning and holding securities
                                                                          companies except      issued by its subsidiaries.
                                                                          as indicated
                                                                          below.

Seneca Independence         Gas             1996           Delaware       100%                  Holds a 33 1/3% general partnership
Pipeline Company                                                                                interest in Independence Pipeline
                                                                                                Company, which was not formed
                                                                                                under Rule 58.

Niagara Independence        Holding         1997           Delaware       100%                  Holds the 33-1/3% general
Marketing Company                                                                               partnership interest in DirectLink
                                                                                                indicated below.

DirectLink Gas Marketing    Gas             1997           Delaware       33-1/3%               Gas marketing.
Company

Upstate Energy Inc.         Gas             1997           New York       100%                  Gas marketing. Also owns a 50%
                                                                                                interest in the Roystone Gas
                                                                                                Processing Plant which was acquired
                                                                                                pursuant to Rule 58.

Roystone Gas Processing     Gas             1994           Pennsylvania   50%                   Processes natural gas and sells
Plant                                                      (general                             natural gas liquids.
                                                           partnership)

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

      During the quarter ended September 30, 2001, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in
      Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File
      70-9117, HCAR No. 35-26840).  SIP's transactions this quarter are described in its financial statements at
      Item 6.

      Niagara Independence Marketing Company ("NIM") retained its 33 1/3% interest in DirectLink Gas Marketing
      Company ("DirectLink").  NIM's and DirectLink's transactions this quarter are described in their financial statements at Item 6.

      Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

      Roystone Gas Processing Plant engaged in processing natural gas and selling natural gas liquids during the quarter.

            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company           Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing           Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock             Issued                                         Was Issued     Security    Each Security

Seneca            Note         $400,000       Issue*    N/A      National       N/A            $400,000
Independence                                                     Fuel Gas
Pipeline                                                         Company
Company

DirectLink Gas    no transactions this quarter
Marketing
Company

Niagara           no transactions this quarter
Independence
Marketing
Company

Upstate           Note       $2,100,000       Issue**   N/A      National       N/A          $2,100,000
Energy Inc.                    $100,000       Issue**            Fuel Gas                      $100,000
                             $2,100,000       Issue**            Company                     $2,100,000
                               $200,000       Issue**                                          $200,000

Roystone Gas      no transactions this quarter
Processing Plant

     *  Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company
        System Money Pool as compared with balance from preceding day.  For the quarter, the outstanding balance increased by $200,000.
     ** Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company
        System Money Pool as compared with the balance from the preceding day.  For the quarter, the outstanding balance decreased by $3,600,000.

Company Contributing        Company Receiving     Amount of Capital
Capital                     Capital               Contribution

No capital contributions this quarter

                         ITEM 3 -ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.     Associate Co.  Types of     Direct    Indirect  Cost of  Total Amount Billed
Rendering         Receiving      Services     Costs     Costs     Capital
Services          Services       Rendered     Charged   Charged

Roystone Gas      National Fuel  Natural gas  $28,134*  -0-       -0-      $28,134
Processing Plant  Gas Supply     processing
                  Corporation

   * Represents payments made by National Fuel Gas Supply Corporation to Roystone Gas
     Processing Plant ("Roystone") pursuant to a gas processing agreement.

 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.    Reporting Co.  Types of       Direct   Indirect  Cost of  Total Amount Billed
Rendering        Receiving      Services       Costs    Costs     Capital
Services         Services       Rendered       Charged  Charged

National Fuel    Seneca         Managerial,    $2,955   -0-       -0-       $2,955
Gas Supply       Independence   financial,
Corporation      Pipeline       legal, and
                 Company        other similar
                                services.

Seneca           Upstate        Managerial,    -0-      -0-       -0-       -0-
Resources        Energy Inc.    financial and
Corporation                     other similar
                                services.

National Fuel    Upstate        Managerial     -0-      -0-       -0-       -0-
Resources, Inc.  Energy Inc.    services.

-----------------------------------

Upstate Energy Inc. also may have  purchased  regulated  interstate  natural gas transportation and storage services from its associate, National Fuel Gas Supply
Corporation ("Supply"),  pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding
Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy-Related Companies:

        Not applicable; all the Reporting Companies are gas-related companies.

Investments in Gas-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)

                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-   Other Investment in last   Other Investment in This   Reason For Difference
Related Business        U-9C-3 Report              U-9C-3 Report              in Other Investment

NONE

                    ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    Balance Sheet for Seneca Independence Pipeline Company ("Seneca")     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Seneca                                           Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Niagara Independence Marketing Company ("Niagara")  Confidential treatment requested pursuant to Rule 104(b)
    Income Statement of Niagara                                           Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for DirectLink                                       Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Upstate Energy Inc. ("Upstate")                     Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Upstate                                          Confidential treatment requested pursuant to Rule 104(b)
    Balance Sheet for Roystone Gas Processing Plant ("Roystone")          Confidential treatment requested pursuant to Rule 104(b)
    Income Statement for Roystone                                         Confidential treatment requested pursuant to Rule 104(b)

B.      EXHIBITS:

        1. Copies of contracts required to be provided by Item 3:  NOT APPLICABLE

        2. Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:  EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company
has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  November 28, 2001

                                          NATIONAL FUEL GAS COMPANY

                                          By  /s/ James R. Peterson
                                            -----------------------------------
                                            James R. Peterson
                                            Assistant Secretary